UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

OHIO	1-2299	34-0117420
(State or Other Jurisdiction of	(Commission File	(I.R.S. Employer
Incorporation or Organization)	Number)	Identification No.)

One Applied Plaza, Cleveland, Ohio 44115
(Address of Principal Executive Officers) (Zip Code)

Fred D. Bauer, Vice President, (216) 426-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
Determination Based on Reasonable Country of Origin Inquiry
Based on a reasonable country of origin inquiry, which yielded incomplete information from many suppliers, Applied Industrial Technologies, Inc. (“Applied;” the word “us” below refers to Applied and its subsidiaries) cannot rule out that

1.
Certain conflict minerals necessary to the functionality or production of products manufactured by us, or contracted to be manufactured for us, in 2013 may have originated in the Democratic Republic of the Congo or an adjoining country, and

2.	The necessary conflict minerals may not be solely from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry

A description of Applied’s reasonable country of origin inquiry is included in the Conflict Minerals Report filed as an exhibit to this Form SD.
Conflict Minerals Disclosure
Applied has filed a Conflict Minerals Report as an exhibit to this Form SD and the Conflict Minerals Report is also publicly available at the following Internet website: www.applied.com/conflictminerals.

Item 1.02. Exhibit

A copy of Applied’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
(Registrant)

By: /s/ Fred D. Bauer
Fred D. Bauer, Vice President
Date: May 30, 2014